EXHIBIT 99.8(Z)

INT SA II

AMENDMENT NO.3

to the

FUND PARTICIPATION AGREEMENT

AMENDMENT, dated as of the May 1, 2004, to the Fund Participation Agreement dated as of the 2nd day of October, 1997 (the “Agreement”), by and between Deutsche Asset Management VIT Funds (“Trust”), Deutsche Asset Management, Inc. (“Adviser”), and Integrity Life Insurance Company (“Life Company”).

WHEREAS, Trust, PFPC Distributors, Inc. and Life Company have entered into a Distribution and Services Agreement, dated as of May 1, 2002 (the “Distribution Agreement”);

WHEREAS, the parties to the Agreement desire to amend the Agreement to harmonize and reconcile its provisions with certain provisions of the Distribution Agreement;

NOW, THEREFORE, in accordance with Section 10.9 of the Agreement, Trust, Adviser, and Life Company hereby agree as follows:

1.                 The first sentence of Section 1.2 is revised as follows (underlined text is new):

1.2  TRUST agrees to sell LIFE COMPANY those shares of the selected Portfolios of TRUST which LIFE COMPANY orders, executing such orders on a daily basis at the net asset value next computed after receipt by the TRUST or its designee of the order for the shares of TRUST, in accordance with the provisions of this Agreement and TRUST’s Registration Statement. (In the event of a conflict between the provisions of this Agreement and the TRUST’s Registration Statement. the provisions of the Registration Statement shall govern.)

The remainder of Section 1.2 is unaltered.

2.                 Section 1.6 is revised by adding the following to the end of that Section:

Purchase or redemption orders received by LIFE COMPANY after the close of trading on the floor of the New York Stock Exchange shall be treated as though received by LIFE COMPANY on the next Business Day. Each communication of net purchase or net redemption orders by LIFE COMPANY shall constitute a representation that each such order was received by LIFE COMPANY prior to the close of trading on the floor of the New York Stock Exchange on the Business Day on which such order is priced in accordance with Rule 22c-l under the 40 Act.

3.                 Section 1.9 is revised as follows (underlined text is new):

1

INT SA II	EXHIBIT 99.8(Z)

1.9  TRUST may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of the shares or liquidate any Portfolio of TRUST if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of either management of TRUST or the Board of Trustees of TRUST (“Board”), acting in good faith and in light of its duties under federal and any applicable state laws, deemed necessary, desirable or appropriate and in the best interests of the shareholders of such Portfolios. TRUST may, if necessary, delay redemption of shares to the extent permitted by the 40 Act.

4.                     This Amendment may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date and year first above written.

DEUTSCHE ASSET MANAGEMENT VIT FUNDS

By:	/s/
Name:	Bruce A. Rosenblum
Title:	Assistant Secretary

INTEGRITY LIFE INSURANCE COMPANY

By:	/s/
Name:	G. Stephen Wastek
Title:	Assistant General Counsel & Assistant Secretary

DEUTSCHE ASSET MANAGEMENT, INC.

By:	/s/
Name:	William G. Butterly, III
Title:	General Counsel